July 26, 2016

BY EDGAR AND FEDEX

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:Orthofix International N.V.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed April 28, 2016
Form 8-K filed April 28, 2016
File No. 001-19961

Dear Mr. Kuhar:

Set forth below are the responses of Orthofix International N.V. (“Orthofix” or the “Company”) to the staff’s letter of comment, dated July 13, 2016 (the “Comment Letter”), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, and its 2016 first quarter earnings release.  For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2015 Compared to 2014, page 47

1.

We note the disclosures here and on page 50 of the changes in your sales on a constant currency basis during the periods presented. Please revise future filings to describe the process for calculating the constant currency amounts and the basis of such presentation. Refer to

Mr. Kevin J. Kuhar

July 26, 2016

Question 104.06 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2016, revise these disclosures to address the staff’s comment.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 16

2.

We note you present net margin by SBU reporting segment but that you end the table with a measure called total net margin, which as defined represents a non-GAAP measure. Please revise your presentation in future filings to identify the measure as non-GAAP and to provide the required reconciliation to the most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2016, revise this disclosure to address the staff’s comment.

3.

In this regard, we see you present the non-GAAP measure total net margin as a percentage of sales. In future filings please include a reconciliation by schedule or other clearly understandable method of the differences between this non-GAAP financial measure and the most directly comparable financial measure calculated and presented in accordance with US GAAP. In addition, please identify the measure as non-GAAP and provide the disclosures required by Item 10(e)(i)(C) and (D) of Regulation S-K.

Mr. Kevin J. Kuhar

July 26, 2016

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2016, revise these disclosures to address the staff’s comment.

Form 8-K filed April 28, 2016

Exhibit 99.1 Orthofix International Report First Quarter 2016 Financial Results

4.

We note your First Quarter Highlights caption discloses the non-GAAP measure Adjusted EBITDA and presents the constant currency sales growth but does not also disclose the directly comparable GAAP measures. Similarly on page 2 you discuss forward-looking non-GAAP adjusted EBITDA and adjusted earnings per share from continuing operations guidance without providing the corresponding GAAP amounts or the required quantitative reconciliations. Your presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance, including Question 102.10, when preparing your next earnings release.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future releases, beginning with its earnings release for the quarterly period ended June 30, 2016, revise this disclosure to address the staff’s comment.

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We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Mr. Kevin J. Kuhar

July 26, 2016

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2000.  Thank you for your assistance.

Sincerely,

/s/ Doug Rice

Doug Rice

Chief Financial Officer

Orthofix International N.V.

Cc:	Dennis Hult

Jay Webb